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Offer to Purchase for Cash

All Outstanding Shares of Common Stock
Par Value $.01 Per Share
of
Laureate Education, Inc.
at
$62.00 Net Per Share
by
L Curve Sub Inc.
and
M Curve Sub Inc.,
Direct Subsidiaries of
Wengen Alberta, Limited Partnership

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON FRIDAY, JULY 6, 2007, UNLESS EXTENDED.

June 8, 2007

To Brokers, Dealers, and Commercial Banks,

Trust Companies and Other Nominees:

        We have been appointed by L Curve Sub Inc. and M Curve Sub Inc., each a Maryland corporation (each a "Purchaser", and together the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta Limited Partnership ("Parent"), to act as Dealer Managers in connection with the Purchasers' offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Laureate Education, Inc. (the "Company") at a purchase price of $62.00 net per Share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") enclosed herewith.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold shares of the Company's common stock registered in your name or in the name of your nominee.

        Enclosed for your information and use are copies of the following documents:

        1.     The Offer to Purchase dated June 8, 2007.

        2.     The Letter of Transmittal, including a Certification of Taxpayer Identification Number on Substitute Form W-9, to be used by holders of shares of the Company's common stock in accepting the Offer and tendering shares of the Company's common stock.

        3.     A Notice of Guaranteed Delivery to be used to accept the Offer if the shares of the Company's common stock and all other required documents are not immediately available or cannot be delivered to American Stock Transfer & Trust Company (the "Depositary") by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date.

        4.     A letter which may be sent to your clients for whose accounts you hold shares of the Company's common stock registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

        5.     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        6.     A return envelope addressed to the Depositary.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time, on Friday, July 6, 2007, unless the Offer is extended.

        In all cases, payment for shares of the Company's common stock accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such shares of the Company's common stock ("Certificates") (or a confirmation of a book-entry transfer of such shares of the Company's common stock into the Depositary's account at DTC), (ii) a properly completed and duly executed Letter of Transmittal (or a properly completed and manually signed facsimile thereof) or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other required documents.

        If holders of shares of the Company's common stock wish to tender, but it is impracticable for them to forward their Certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described under "The Tender Offer—Section 3. Procedures for Tendering Shares of The Company's Common Stock" in the Offer to Purchase.

        The Purchasers will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Managers, the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of shares of the Company's common stock pursuant to the Offer. However, the Purchasers will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Purchasers will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of shares of the Company's common stock pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to Innisfree M&A Incorporated (the "Information Agent") at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

        Additional copies of the enclosed material may be obtained from the Information Agent, at (212) 750-5833, or call toll-free (877) 717-3922.

Very truly yours,
Goldman, Sachs & Co.	Citigroup Global Markets Inc.

        Nothing contained herein or in the enclosed documents shall constitute you as the agent of the Purchasers, the Dealer Managers, the Information Agent or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

        The Offer is not being made to (nor will tenders of shares of the Company's common stock be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

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Offer to Purchase for Cash
All Outstanding Shares of Common Stock Par Value $.01 Per Share of Laureate Education, Inc. at $62.00 Net Per Share by L Curve Sub Inc. and M Curve Sub Inc., Direct Subsidiaries of Wengen Alberta, Limited Partnership
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 6, 2007, UNLESS EXTENDED.